Peak Provides Update on Postponement of Financial Statement Filings

Montreal, Quebec--(Newsfile Corp. - May 5, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today clarified the following points related to the news of the postponement of the filing of its year-end 2019 and first quarter 2020 financial statements issued on April 20, 2020.

The Company will file its year-end 2019 financial statements on May 14, 2020 and its first quarter 2020 financial statements on June 18, 2020.

A full list of filings that will be delayed includes: 2019 Year-End Financial Statements and MD&A, AIF, CEO & CFO Certifications; Q1 2020 Interim Financial Statements and MD&A, CEO & CFO Certifications. The revised filing dates will not constitute regulatory defaults by the Company as the Canadian Securities Administrators have granted all issuers a 45-day extension to file their financial statements due to the impact of the COVID-19 outbreak on the operations of the listed companies.

Other than as disclosed in the Company's press releases, there have not been any material business developments since the date that the Company filed its third quarter 2019 financial statements.

The Company confirms that its directors, its management and other insiders are subject to an insider trading black-out policy that reflects the principles in section 9 of National Policy 11-207, such that they are in a black-out period until the commencement of the second trading day after the year-end 2019 financial statements have been filed on SEDAR and disclosed by way of a news release.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:
CHF Capital Markets	Peak Positioning Technologies Inc.	Twitter: @PeakPositioning
Cathy Hume, CEO	Johnson Joseph, President and CEO	Facebook: @peakpositioning
416-868-1079 ext.: 251	514-340-7775 ext.: 501	LinkedIn: Peak Positioning
cathy@chfir.com	investors@peakpositioning.com	YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/55437